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EVEREST INVESTORS 10, LLC
199 S. Los Robles Ave., Suite 440
Pasadena, CA  91101

CONTACT: Chris Davis or Stacey McClain of Everest Properties II, LLC
                  (626) 585-5920

FOR IMMEDIATE RELEASE


     PASADENA, CALIFORNIA, March 29, 1999 - Everest Investors 10, LLC today announced that it has extended the expiration date of its outstanding tender offer for Class A Units and Original Units of limited partnership interests in Income Growth Partners, Ltd. X. The expiration date for the tender offer has been extended to 5:00 p.m., Los Angeles time, on Wednesday, March 31, 1999. The offer was previously scheduled to expire on Monday, March 29, 1999.

     Everest reported that the approximate number of limited partnership interests tendered pursuant to the offer as of March 29, 1999, was 78 Class A Units and 190 Original Units.

     For  further  information,  please  contact  Everest  Properties  at  (800)
611-4613.